Exhibit 12.8

Delmarva Power & Light Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2013	2014	2015	2016
Pre-tax income from continuing operations	118	146	169	125	13
Less: Capitalized interest	—	—	—	—	(2)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	118	146	169	125	11
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	49	52	49	50	51
Interest component of rental expense (a)	3	3	4	4	5

Total fixed charges	52	55	53	54	56
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	170	201	222	179	67
Ratio of earnings to fixed charges	3.3	3.7	4.2	3.3	1.2

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.